3: First Funds Trust

First Funds Trust

370 17th Street, Suite 3100

Denver, CO 80202

October 4, 2001

Securities and Exchange Commission

Attention: Mr. Randolf Koch

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re: First Funds Trust: International Equity Portfolio

File Nos. 811-6589

33-46374

Withdrawal of POST-EFFECTIVE AMENDMENT NO. 25

Dear Mr. Koch:

Please accept this correspondence as notification by the First Funds Trust and its underwriter, ALPS Distributors, Inc., of their intention to withdraw the above referenced post-effective amendment, effective immediately, due to current market conditions, which make the distribution of an international portfolio impracticable.

Please contact the undersigned at 303-623-2577 with any comments or questions concerning this matter.

Sincerely,

/s/ Russell C. Burk

Russell C. Burk

Secretary